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                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D


           Under the Securities Exchange Act of 1934
                      (Amendment No. 1)*

                    Worthington Foods, Inc.
 _____________________________________________________________
                       (Name of Issuer)

                         COMMON SHARES
 _____________________________________________________________
                (Title of Class of Securities)

                          981809-10-6
        ______________________________________________
                        (CUSIP Number)

D. J. Smith, Secretary, Archer-Daniels-Midland Company, 4666 Faries Parkway, P. O. Box 1470, Decatur, IL 62525, Telephone:
(217)424-6183
______________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive
 Notices and Communications)
                       December 10, 1999
      ___________________________________________________
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of Securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO.      981809-10-6                        Page  2  of
4 Pages
_______________________________________________________________
____
1  NAME OF REPORTING PERSON
   S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Archer-Daniels-Midland Company
     I.R.S. Identification No. 41-0129150
_______________________________________________________________
____
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)__
                                                  (b)__
_______________________________________________________________
____
3  SEC USE ONLY

_______________________________________________________________
____
4  SOURCE OF FUNDS *

_______________________________________________________________
____
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) _x_
   See Appendix I
_______________________________________________________________
   ____
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
_______________________________________________________________
   ____
            |7  SOLE VOTING POWER
   NUMBER OF |   Less than 5%
    SHARES   |_________________________________________________
 BENEFICIALLY    |8    SHARED VOTING POWER
   OWNED BY  |   -0-
     EACH    |_________________________________________________
   REPORTING |9  SOLE DISPOSITIVE POWER
    PERSON   |   Less than 5%
   WITH     |_________________________________________________
            |10  SHARED DISPOSITIVE POWER
            |   -0-
_______________________________________________________________
   ___
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
   Less than 5%
_______________________________________________________________
   ___
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES
   CERTAIN
     SHARES * __
_______________________________________________________________
   ___
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   Less than 5%
_______________________________________________________________
   ___
14 TYPE OF REPORTING PERSON *
   CO
_______________________________________________________________
___

* SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO.      981809-10-6                   Page  3  of  4
Pages



                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated: February 17, 2000


                         ARCHER-DANIELS-MIDLAND COMPANY


                         By:   /s/ D. J. Smith
                              D. J. Smith
                              Vice President, Secretary
                                  and General Counsel

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CUSIP NO. 981809-10-6                   Page 4 of 4 Pages

                          APPENDIX I

     On October 15, 1996, the Company pled guilty to a two count information in the Northern District of Illinois pursuant to an agreement with the Department of Justice. This information states that the Company engaged in anticompetitive conduct in connection with the sale of lysine and citric acid. In connection with its agreement the Company paid the United States a fine of $70 million with respect to lysine and $30 million with respect to citric acid.

     On May 27, 1998, the Company pled guilty to a three count indictment in the Federal Court of Canada pursuant to an agreement with Director of Investigation and Research and the Attorney General of Canada. The indictment alleged that the Company engaged in anticompetitive conduct in connection with lysine and citric acid. The Company paid a fine of $16 million (Canadian Dollars).
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